UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2010 THIRD QUARTER RESULTS

UNDER IFRS

•

OTE Group revenues once again affected by macroeconomic situation in  SE Europe

o

Further market outperformance in Greek mobile

•

Resilient margin at Greek fixed line

•

Focus on cash preservation, cost control and client retention

•

Solid cash flow

ATHENS, Greece – November 4, 2010 – Hellenic Telecommunications Organization SA     (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and nine months ended September 30, 2010:

(€ mn)	Q3’10	Q3’09****	% Change	9M’10	9M’09****	% Change
Revenues*	1,392.7	1,510.3	-7.8%	4,152.4	4,440.5	-6.5%
Other income/ (expense), net*	3.8	6.7	-43.3%	34.7	20.0	+73.5%
EBITDA**	495.0	581.6	-14.9%	1,436.9	1,687.2	-14.8%
as % of Revenues	35.5%	38.5%	-3.0pp	34.6%	38.0%	-3.4pp
Pro forma*** EBITDA	498.4	582.8	-14.5%	1,473.1	1,653.4	-10.9%
as % of Revenues	35.8%	38.6%	-2.8pp	35.5%	37.2%	-1.7pp
Operating Income	228.9	303.6	-24.6%	609.1	847.0	-28.1%
Net Income	126.3	165.0	-23.5%	131.3	439.9	-70.2%
Basic EPS (€)	0.2577	0.3366	-23.5%	0.2679	0.8975	-70.2%
CAPEX	169.3	196.2	-13.7%	567.3	637.7	-11.0%
Cash flows from operations	300.2	296.2	+1.4%	678.2	1,013.5	-33.1%

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

** See Exhibit VIII

*** Excluding impact of Voluntary Retirement Programs

**** Adjusted due to change in accounting policy (See Exhibit IX)

Commenting on the third quarter, Michael Tsamaz, Chairman & CEO, noted:

 “The Group’s performance in the third quarter of 2010 is illustrative both of the accomplishments of the past years and of the challenges we still face.  Under the stewardship of Mr. Vourloumis over the past six years, the business has changed dramatically, and so has its operating environment. Fixed-line voice telephony, which accounted for over two-thirds of OTE’s revenues in 2004, now contributes barely more than one-third of the total, as we built a regional powerhouse in mobile, broadband, and – increasingly – other value-added services as well. Parallel to this, we still have much work to do to reform our organization and complete its transformation into a market-driven competitor with a rational cost structure.”

Mr. Tsamaz added:  “My first priority as I assume this new role will be to ensure that all users of our services enjoy a superior customer experience and that all our brands become synonymous with uncompromising quality. I believe that putting the customer at the center of everything we do is the key to  raising the motivation and professional standards of all OTE people and to maximizing returns for all our shareholders.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q3’10	Q3’09	% Change	9M’10	9M’09	% Change
Fixed Line Operations, Greece	539.3	596.9	-9.6%	1,648.1	1,792.7	-8.1%
Fixed Line Operations, Romania	181.5	194.2	-6.5%	546.8	591.0	-7.5%
Mobile Operations, Greece	466.1	531.2	-12.3%	1,369.6	1,476.8	-7.3%
Mobile Operations, International	257.2	259.9	-1.0%	750.8	784.7	-4.3%
Others	114.8	108.8	+5.5%	336.7	307.0	+9.7%
Intragroup Eliminations	(166.2)	(180.7)	-8.0%	(499.6)	(511.7)	-2.4%
TOTAL	1,392.7	1,510.3	-7.8%	4,152.4	4,440.5	-6.5%
Other income/ (expense), net*	3.8	6.7	-43.3%	34.7	20.0	+73.5%

* Starting Q2’10, this new line contains items that are not included in revenues and in operating expenses

Facing worsening economic conditions, a deteriorating consumer environment and intense competition across all countries in which it operates, the OTE Group experienced a revenue decline of 7.8% in Q3’10. On a comparable basis (i.e. excluding Q3’10 revenues of Zapp in Romania), Group revenues were down by 8.3% compared to Q3’09.

Total Operating Expenses excluding depreciation & amortization amounted to €901.5mn in Q3’10, declining by 3.6% from the comparable 2009 quarter, mainly reflecting lower charges from domestic telephony operators. Personnel expenses decreased by 5.4%, largely due to a 7.2% drop in Greek fixed-line payroll, positively affected by the reversal of a €4.5mn provision for employee bonuses. Provisions for doubtful accounts were up sharply from an exceptionally low level in Q3’09, when they had benefited from the sale of bad debt receivables at Globul as well as below-average charges in Greek fixed-line following two quarters of high provisioning.

The Group posted net income of €126.3mn for the quarter, 23.5% lower than in the comparable 2009 quarter. Net income was positively affected by a €10mn tax provision reversal at OTEestate.

Capital expenditures decreased by 13.7% in Q3’10 compared to Q3’09, reaching €169.3mn, reflecting lower investments at most companies of the Group. Total CAPEX as a percentage of Group revenues in Q3’10 was 12.2%, as compared to 13.0% in Q3’09. Capital expenditures in Greek fixed-line, Romanian fixed-line, and mobile operations amounted to €48.6mn, €24.5mn and €93.3mn, respectively.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Sep 30, 2010	Jun 30, 2010	% Change	Dec 31, 2009	% Change
Short-Term:
-Bank loans	4.5	5.9	-23.7%	3.3	+36.4%
Medium & Long-term:
-Bonds	4,822.4	4,827.2	-0.1%	4,876.5	-1.1%
-Bank loans	513.2	542.1	-5.3%	542.1	-5.3%
Total Indebtedness	5,340.1	5,375.2	-0.7%	5,421.9	-1.5%
Cash and Cash equiv.	794.9	761.1	+4.4%	868.8	-8.5%
Net Debt	4,545.2	4,614.1	-1.5%	4,553.1	-0.2%

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Sep 30, 2010	Sep 30, 2009	% Change
PSTN lines	3,484,309	3,869,552	-10.0%
ISDN, 64kb equiv.(channels)*	1,132,336	1,226,000	-7.6%
Corr. to ISDN BRA & PRA*	491,184	532,906	-7.8%
Total lines (channels)	4,616,645	5,095,552	-9.4%
Of which Wholesale Line Rental**	61,098	29,922	104.2%
Total connections	3,975,493	4,402,458	-9.7%
Of which Wholesale Line Rental	60,744	29,899	103.2%
ADSL subscribers	1,139,214	1,079,918	5.5%
IPTV Subscibers	40,478	9,954	306.7%
Unbundled local loops	1,316,539	915,021	43.9%

*Each ISDN BRA connection consists of 2×64Kbps channels, while each ISDN PRA connection consists of 30×64Kbps channels

** WLR includes BRA connections

(min, mn)	Sep 30, 2010	Sep 30, 2009	% Change
Local	1,916.8	2,134.0	-10.2%
National Long-distance	424.7	470.2	-9.7%
International	61.9	57.6	7.5%
Fixed-to-Mobile	345.0	411.3	-16.1%
Special Calls	30.2	32.3	-6.5%
Total Voice traffic	2,778.6	3,105.4	-10.5%
Subscription Dial-up Internet	98.7	260.3	-62.1%

In the third quarter of 2010, OTE’s fixed-line operations in Greece experienced the loss of over 120,000 PSTN and ISDN channels, an acceleration in the rate of disconnection compared to prior quarters as Greek consumers and businesses alike increasingly feel the pressure from deteriorating economic conditions and rein in discretionary spending. In addition, uncompetitive tariffs imposed on OTE by the Greek telecommunications regulator compound the unfavorable macroeconomic circumstances.

The total Greek ADSL broadband market exceeded 2.4 million subscribers at the end of September 2010, compared to about 2 million one year earlier. Total market net additions were about 73,000 in the quarter, including voice-only LLU subscribers. In the quarter, OTE recorded a net decrease of 2,500 retail broadband subscriptions, bringing its market share to 44.6%, down from 50.8% at the end of Q3’09. However, the particularly negative trends experienced in the beginning of the quarter seem to have been reversed later in the summer.

In July, OTE applied for regulatory approval for nine different bundles of flat-rate single- and double-play packages aimed at reducing the pricing gap with its competition. Approval for two of these packages, including a particularly popular voice-only offer, was denied in August. OTE expects newer versions to be approved in the near future. The Company also introduced a €9.90 ADSL offer to existing OTE customers, which acts as a powerful retention and upselling item. Double-play offers developed by Germanos and the Multirama associated retail network towards the end of the quarter were instrumental on expanding overall demand. Tactical advertising campaigns by OTE itself as well as by associated retails were successful in supporting these efforts and revigorating demand for Conn-X broadband products.

OTE is working hard to reduce time-to-market of its offers, persuade the regulatory authorities to make public their approval model, and to push for an alignment of regulation to prevailing European practices. At the same time, OTE pursues its efforts to improve customer segmentation, offering to its clients solutions better tailored to their precise needs.

OTE is also counting on new revenue streams to counter subscriber base erosion. The availability of OTE Pay-TV service was expanded to most of the major urban areas countrywide and the number of IPTV subscribers exceeded 40,000 at the end of Q3’10, as compared to 16,000 at the end of 2009. Continued take-up should be fueled by the enrichment of the content on offer; in particular, OTE recently acquired the broadcasting rights to the Greek football Cup for the next three years.

SUMMARY FINANCIAL DATA

(€ mn)	Q3’10	Q3’09**	% Change	9M’10	9M’09**	% Change
Revenues	539.3	596.9	-9.6%	1,648.1	1,792.7	-8.1%
- Basic Monthly Rentals	122.8	138.8	-11.5%	381.8	430.1	-11.2%
- Fixed-to-fixed calls	87.7	98.2	-10.7%	272.0	304.8	-10.8%
- Fixed-to-mobile calls	30.7	45.6	-32.7%	91.7	132.7	-30.9%
- International	37.5	55.1	-31.9%	114.7	136.8	-16.2%
- Other	260.6	259.2	+0.5%	787.9	788.3	-0.1%
Other income/ (expense), net	0.6	0.3	+100.0%	15.0	1.5	+900.0%
EBITDA	162.9	173.7	-6.2%	502.2	582.8	-13.8%
as % of revenues	30.2%	29.1%	+1.1pp	30.5%	32.5%	-2.0pp
Pro Forma* EBITDA	162.9	173.7	-6.2%	512.1	543.9	-5.8%
as % of revenues	30.2%	29.1%	+1.1pp	31.1%	30.3%	+0.8pp
Operating Income	72.0	70.5	+2.1%	221.5	263.6	-16.0%
Voluntary Retirement costs/(reversals)	0.0	0.0	-	9.9	(38.9)	-
Depreciation & Amortization	90.9	103.2	-11.9%	280.7	319.2	-12.1%

* Excluding impact of Voluntary Retirement Programs

** Adjusted due to change in accounting policy (See Exhibit IX)

OTE fixed-line revenues in the business segment were virtually unchanged in the quarter despite overall lower spending by organizations of all sizes and in all sectors.  Thanks to the Company’s technological expertise, it has been able to win and retain customers, though frequently through substitution from leased lines to lower-margin VoIP solutions. Successful partnerships with IT companies have also enabled OTE to secure significant business wins in all segments of the business market, and the Company is working on additional alliances and projects to strengthen and broaden its offering.

In the quarter, OTE signed a five-year contract with one of Greece’s largest banking and financial services groups, which should generate sizable revenues starting in 2011. The Company also closed a deal with another large bank in the area of security. These wins underscore OTE’s ability to broaden its areas of competency, alone or in partnerships, to maintain leading positions in the business segment of the Greek telecommunications and IT markets.

2.

FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Sep 30, 2010	Sep 30, 2009	% Change
Fixed Telephony Lines	2,632,436	2,810,475	-6.3%
DSL & wireless data subscribers	947,379	764,708	+23.9%
TV subscribers (DTH & IPTV)	1,003,182	831,043	+20.7%

(€ mn)	Q3’10	Q3’09	% Change	9M’10	9M’09	% Change
Revenues	181.5	194.2	-6.5%	546.8	591.0	-7.5%
Other income/ (expense), net	4.5	6.5**	-31.5%	22.7	18.4**	+23.0%
EBITDA	39.1	66.9	-41.6%	122.8	201.8	-39.1%
as % of revenues	21.5%	34.5%	-12.9pp	22.5%	34.1%	-11.6pp
Pro Forma* EBITDA	42.5	68.1	-37.6%	146.5	206.9	-29.2%
as % of revenues	23.4%	35.1%	-11.6pp	26.8%	35.0%	-8.2pp
Operating Income/ (loss)	(13.9)	8.0	-273.8%	(52.1)	20.3	-
Voluntary Retirement costs/(reversals)	3.4	1.2	179.7%	23.7	5.1	364.8%

* Excluding impact of Voluntary Retirement Programs

** The amount was previously reported in revenues

In the third quarter, the Romanian consumer environment was once again negatively impacted by decreasing household income, higher sales tax, and rising unemployment, as well as a higher than expected rate of inflation. While certain long-term indicators are showing first signs of improvement, Romania's economy is expected to shrink by nearly 2% in 2010, following a decline of more than 7% in 2009. In this difficult environment, RomTelecom’s revenues dropped by 6.5% in Q3’10, improving compared to the previous quarter.

The revenue decline in the quarter primarily reflected a 17.6% decrease in PSTN services, as a combined result of a 11.3% ARPU drop and a 7.1% line loss compared to Q3’09.

In order to mitigate the revenue decline in voice, RomTelecom pursued its strategy of portfolio diversification, focusing on its broadband and television offerings. New promotions were made available in the period to stimulate growth. Compared to the end of Q3’09, the total number of broadband customers rose by nearly 24%, while TV subscribers increased by almost 21% to pass the one million mark.  As a result, penetration of all RomTelecom voice clients reached 36% in broadband and 38% in television services.  As of September 30, 2010, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen by 4.0% compared to the prior year, to nearly 4.6 million.

The newly deployed CDMA network enabled the company to capture wireless broadband market share, cumulating 53,030 RGUs (voice & broadband) at the end of Q3’10.

To deal with a slow down in demand for alternative products, RomTelecom pursued the implementation of its dual-brand strategy, targeting customers with basic broadband requirements through a highly cost-effective solution offered under the NextGen name, which had generated approximately 79,000 RGUs by the end of Q3’10.

As of September 30, 2010, RomTelecom’s IPTV platform with interactive Video-on-Demand capability, launched in late 2009, had attracted over 20,900 triple-play subscribers (VoIP, High-speed Internet and IPTV). The Company introduced a dedicated sports channel, Dolce Sport Channel, to cater to the needs of a growing customer base.

RomTelecom’s very-high-speed (20-30 Mbps) VDSL Internet service, also launched towards the end of last year, reached nearly 34,000 customers by the end of Q3’10, an increase of nearly 14,000 in the quarter. To meet growing demand for even faster Internet services, the Company will introduce a cost-effective solution providing speeds of up to 100 Mbps in targeted areas.

Facing continued pressure on revenues, RomTelecom once again intensified initiatives aimed at holding down operating expenses.  The 3% increase in operating expenses (excluding redundancy costs) in Q3’10 was driven by a sharp increase in TV content, notably football broadcasting rights for its dedicated sports programs. Conversely, payroll and benefits were down 10%, reflecting the Company’s initiatives to secure a long-term reduction in personnel expenses through voluntary leave programs and improvements in network operations. RomTelecom expects headcount to be reduced by more than 1,000 employees in 2010.

3.

MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q3’10	Q3’09	% Change	9Μ’10	9Μ’09	% Change
Greece	470.6	536.0	-12.2%	1,382.2	1,489.3	-7.2%
Albania	33.8	40.6	-16.7%	92.7	116.5	-20.4%
Bulgaria	106.3	127.1	-16.4%	316.3	352.0	-10.1%
Romania	117.5	108.3	+8.5%	347.2	317.8	+9.3%
FYROM	-	-	-	-	19.1	-
Intragroup eliminations	(4.9)	(20.9)	-	(18.0)	(33.2)	-
Total	723.3	791.1	-8.6%	2,120.4	2,261.5	-6.2%
EBITDA
Greece	185.0	214.4	-13.7%	514.4	560.2	-8.2%
Albania	18.4	23.5	-21.7%	46.9	69.6	-32.6%
Bulgaria	43.5	52.1	-16.5%	126.1	137.9	-8.6%
Romania	23.3	20.8	+12.0%	48.6	57.1	-14.9%
FYROM	-	-	-	-	2.8	-
Intragroup eliminations	(3.3)	2.8	-	1.0	(2.8)	-
Total EBITDA	266.9	313.6	-14.9%	737.0	824.8	-10.6%
Pro forma* EBITDA	266.9	313.6	-14.9%	739.6	824.8	-10.3%
EBITDA Margin %
Greece	39.3%	40.0%	-0.7pp	37.2%	37.6%	-0.4pp
Albania	54.3%	57.9%	-3.6pp	50.6%	59.7%	-9.1pp
Bulgaria	40.9%	41.0%	-0.1pp	39.9%	39.2%	+0.7pp
Romania	19.9%	19.2%	+0.7pp	14.0%	18.0%	-4.0pp
FYROM	-	-	-	-	14.5%	-
Total EBITDA Margin	36.9%	39.6%	-2.7pp	34.8%	36.5%	-1.7pp
Pro forma EBITDA Margin*	36.9%	39.6%	-2.7pp	34.9%	36.5%	-1.6pp

*Excluding impact of Voluntary Exit Scheme at Mobile Operations in Romania (Zapp)

As of the end of Q3’10, the mobile operations of the OTE Group provided telecommunications services to approximately 21.3 million customers, down slightly from the prior quarter level as a result of mandatory registration in Greece and Bulgaria.

MOBILE OPERATIONS, GREECE

As of the end of Q3’10, Cosmote’s total customer base in Greece amounted to 8.3 million users. The 8.1% drop in subscriber numbers compared to September 30, 2009 is primarily due to industry-wide attrition in prepaid customer numbers, reflecting the mandatory registration process introduced in late 2009.

Management estimates that the decline in the Greek market’s total mobile service revenues further accelerated in the quarter, once again impacted by a combination of unfavorable economic, regulatory and competitive factors. For its part, Cosmote recorded a service revenue decline of 13.5% in the quarter, reflecting a nearly 27% drop in incoming revenues, due to the termination rate cut and a shift to more on-net traffic, while outgoing service revenues, affected mainly by the drop in the prepaid segment, were down by approximately 11%.

Cosmote is the Greek market leader in mobile broadband and recorded a 27% increase in related subscriber numbers in Q3’10 compared to the same quarter last year.

In the first nine months of 2010, blended AMOU increased by nearly 17% to 260.6 minutes, continuing the trend of prior quarters, mostly driven by prepaid AMOU, up 27.7% as a result of attractive on-net offers. Blended ARPU for the same period, at €16.3, was down by approximately 14% from 9M’09, mainly reflecting lower ARPU in the prepaid segment.

MOBILE OPERATIONS, ALBANIA

In Q3’10, AMC’s total customer base reached approximately 2.0 million, an increase of nearly 16% compared to the end of Q3’09.

AMC’s revenues and EBITDA margin in the quarter were negatively impacted by regulation affecting wholesale and retail tariffs, lower international incoming traffic and intense competition initiated by the third mobile operator.

MOBILE OPERATIONS, BULGARIA

Globul’s postpaid customer base increased by nearly 8% from Q3’09 to a total of 2.2 million, or 57% of its total customer base. Globul has continued migrating prepaid customers to postpaid through innovative offers and this, together with mandatory registration of prepaid subscriptions, has led to a decrease in the prepaid customer base. As a result, Globul’s total customer base at the end of Q3’10 reached approximately 3.9 million.

Service revenues declined by 4.9% in Q3’10, mainly due to macroeconomic factors, intense competition in the business postpaid segment, and lower interconnection rates. EBITDA decreased by 16.5% despite substantial cost-containment efforts, which brought operating expenses down by 16.3%, driven by cuts in sales & distribution, marketing, general administrative expenses as well as lower interconnection expenses.

MOBILE OPERATIONS, ROMANIA

As of the end of Q3’10, Cosmote’s total customer base in Romania reached 6.7 million (excluding Zapp), of which 20.1% was postpaid. The increase in the postpaid customer base, especially in the business segment, generated significant revenue growth. The number of prepaid customers also rose despite fierce competition in this segment. In the quarter, service revenues were up by 3.4%, with outgoing service revenues alone posting an increase of approximately 2.0%.

EBITDA grew by 12.0% compared to the same period last year, in contrast to the negative performance posted in the first half of the year, showing significant operating improvements following the successful integration of Zapp.

4. EVENTS OF THE QUARTER

OTE delisted from the NYSE

On September 20, 2010, OTE delisted its ADSs from the NYSE. OTE established and maintained an American Depositary Receipt program on a so-called "Level I" basis in order to enable investors to trade ADSs in the US over-the-counter (OTC) market.

5. SUBSEQUENT EVENTS

Michael Tsamaz assumes the position of Chairman and CEO of OTE

On November 3, the Board of Directors of OTE appointed Michael Tsamaz as Chairman and CEO of OTE. Mr. Tsamaz joined the OTE Group in 2001 and has been CEO of Cosmote Mobile Telecommunications SA since September 2007. Prior to Cosmote, he assumed a number of senior roles within OTE, contributing to the turnaround of its international activities.  He has also served on the Board of Directors of many OTE and Cosmote subsidiaries. Prior to joining OTE, Mr. Tsamaz assumed marketing, sales and general management functions of increasing responsibility in multinational companies, including Vodafone Greece and Philip Morris Europe, building solid expertise in the telecommunications and consumer goods industries.

Mr. Tsamaz holds a degree in Business Administration from the University of New Brunswick, Canada.

6. OUTLOOK

OTE management expects that the trends that have impacted its revenues and profitability in the first nine months of the year will continue through the final quarter of 2010.  Management will pursue and intensify efforts aimed at containing revenue erosion, reducing costs and preserving cash.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of September 30, 2010 and December 2009

II.

Consolidated Income Statements for the three months and nine months ended September 30, 2010 and 2009

III.

Consolidated Statement of Cash Flows for the three quarters of 2010 and the 3rd quarter of 2009

IV.

Group Revenues for the three months and nine months ended September 30, 2010 and 2009

V.

Segment Reporting based on the Company’s legal structure (Including mapping of reclassifications)

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

IX.

Change in accounting policy - Reclassifications

EXHIBIT I – CONSOLIDATED BALANCE SHEET

	Sep 30, 2010	Dec 31, 2009*
ASSETS
Non - current assets:
Property, plant and equipment
5,340.4
5,596.2
Goodwill	571.8	577.4
Telecommunication licenses	341.7	365.0
Intangible assets	477.9	523.5
Investments	156.6	157.0
Loans and advances to pension funds	135.8	154.5
Deferred tax assets	254.6	278.7
Other non-current assets	150.4	127.3
Total non - current assets:	7,429.2	7,779.6
Current assets:
Inventories	187.2	229.1
Trade receivables	1,095.7	1,153.0
Other financial assets	18.7	35.4
Other current assets	258.1	255.6
Cash and cash equivalents	794.9	868.8
Total current assets	2,354.6	2,541.9

TOTAL ASSETS	9,783.8	10,321.5

* Adjusted due to change in accounting policy

Sep 30, 2010

Dec 31, 2009*

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:

Share capital

1,171.5

1,171.5

Share premium

509.7

505.1

Statutory reserve

344.1

344.1

Foreign exchange and other reserves

(201.1)

(162.0)

Consolidation reserve

(3,321.5)

(3,321.5)

Retained earnings

2,633.9

2,589.2

1,136.6

1,126.4

Non-controling interests

718.5

757.7

                Total equity

1,855.1

1,884.1

Non – current liabilities:

Long-term borrowings

3,855.8

5,385.7

Provision for staff retirement indemnities

348.6

316.8

Provision for voluntary leave scheme

33.4

109.9

Provision for Youth account

347.2

361.9

Deferred tax liabilities

105.7

117.9

Other non – current liabilities

59.1

66.9

              Total non – current liabilities

4,749.8

6,359.1

Current liabilities:

Trade accounts payable

647.0

813.2

Short-term borrowings

4.5

3.3

Short-term portion of long-term borrowings

1,479.8

32.9

Income tax payable

104.2

133.2

Deferred revenue

251.0

256.6

Provision for voluntary leave scheme

77.8

149.0

Dividends payable

2.3

4.2

Other current liabilities

612.3

685.9

               Total current liabilities

3,178.9

2,078.3

               Total liabilities

7,928.7

8,437.4

TOTAL EQUITY AND LIABILITIES

9,783.8

10,321.5

* Adjusted due to change in accounting policy

Movement in OTE Group Shareholders’ equity

9M 2010

Shareholders' equity, January 1	1,884.1
Profit for the period	99.2
Dividends declared	(93.1)
Other movements	(35.1)

Shareholders' equity, Sep 30	1,855.1

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q3’10	Q3’09*	% Change	9M’10	9M’09*	% Change
Total Revenues	1,392.7	1,510.3	-7.8%	4,152.4	4,440.5	-6.5%
Other income/ expenses net	3.8	6.7	-43.3%	34.7	20.0	+73.5%

Operating Expenses:
Payroll and employee benefits	(273.3)	(289.0)	-5.4%	(857.2)	(884.6)	-3.1%
Provision for staff retirement indemnities and youth account	(13.6)	(11.3)	+20.4%	(40.2)	(33.2)	+21.1%
Cost of early retirement programs	(3.4)	(1.2)	+183.3%	(36.2)	33.8	-
Charges from international operators	(52.5)	(53.4)	-1.7%	(145.4)	(136.8)	+6.3%
Charges from domestic telephony operators	(100.0)	(131.3)	-23.8%	(312.4)	(389.9)	-19.9%
Depreciation and amortization	(266.1)	(278.0)	-4.3%	(827.8)	(840.2)	-1.5%
Cost of telecommunications equipment	(116.2)	(118.8)	-2.2%	(328.6)	(340.1)	-3.4%
Other operating expenses	(342.5)	(330.4)	+3.7%	(1,030.2)	(1,022.5)	+0.8%
Total Operating Expenses	(1,167.6)	(1,213.4)	-3.8%	(3,578.0)	(3,613.5)	-1.0%

Operating income before financial results	228.9	303.6	-24.6%	609.1	847.0	-28.1%

Financial results:
Interest income	5.5	11.2	-50.9%	20.1	50.8	-60.4%
Interest expense	(69.2)	(84.7)	-18.3%	(239.3)	(278.8)	-14.2%
FX gain/(loss), net	4.6	1.3	253.8%	(5.6)	5.0	-
Dividend income	0.0	0.0	-	9.0	9.6	-6.3%
Gain/(losses) from investments-impairments	(0.2)	(1.0)	-80.0%	(3.0)	23.4	-
	(59.3)	(73.2)	-19.0%	(218.8)	(190.0)	+15.2%

Profit before income taxes	169.6	230.4	-26.4%	390.3	657.0	-40.6%

Income taxes	(46.2)	(62.1)	-25.6%	(291.1)	(206.8)	+40.8%

Profit for the period	123.4	168.3	-26.7%	99.2	450.2	-78.0%

Attributable to:
Owners of the parent	126.3	165.0	-23.5%	131.3	439.9	-70.2%
Non-controlling interests	(2.9)	3.3	-	(32.1)	10.3	-
	123.4	168.3	-26.7%	99.2	450.2	-78.0%

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q1’10	Q2’10	Q3’10	Q3’09
Cash Flows from Operating Activities:
Profit before taxes	141.2	79.5	169.6	230.4
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	276.9	284.8	266.1	278.0
Share-based payment	1.3	1.6	1.7	1.5
Cost of early retirement program	37.2	(4.4)	3.4	1.2
Provision for staff retirement indemnities and youth account	12.7	13.9	13.6	11.3
Provisions for doubtful accounts	32.4	36.1	34.4	18.5
Other provisions	0.0	(4.2)	(0.1)	0.0
Foreign exchange differences, net	(3.0)	13.2	(4.6)	(1.3)
Interest income	(9.4)	(5.2)	(5.5)	(11.2)
Dividend income, gains/(losses) and impairment of investments	0.0	(6.2)	0.2	1.0
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8
Interest expense	73.0	97.1	69.2	84.7

Working capital adjustments
Decrease/(increase) in inventories	9.8	13.8	18.3	11.9
Decrease/(increase) in accounts receivable	(6.5)	(39.3)	(6.9)	(29.1)
(Decrease)/increase in liabilities (excl. bank liabilities)	(79.4)	(24.2)	(82.6)	(11.6)
Minus:
Payment of early retirement programs	(31.7)	(104.2)	(39.3)	(73.1)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(18.6)	(28.2)	(20.4)	(36.2)
Interest and related expenses paid	(118.5)	(45.3)	(61.0)	(69.1)
Income taxes paid	(123.3)	(112.5)	(64.7)	(119.5)
Settlement of receivables due from disposed subsidiaries	0.0	0.0	0.0	0.0
Net Cash provided by Operating Activities	202.9	175.1	300.2	296.2

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	0.0	(7.9)	0.0	0.0
Acquisition of subsidiary net of cash acquired	0.0	(1.7)	(0.1)	0.0
Purchase of financial assets	(10.5)	(42.3)	(19.1)	(3.3)
Sale/maturity of financial assets	2.0	34.5	43.6	289.2
Repayments of loans receivables	2.4	2.5	2.4	2.5
Loans granted	0.0	(19.3)	(10.7)	0.0
Purchase of property, plant and equipment and intangible assets	(191.3)	(206.7)	(169.3)	(196.2)
Proceeds from disposal of subsidiaries	0.0	0.0	0.0	2.3
Interest received	5.7	2.9	5.6	8.3
Dividends received	0.0	0.0	3.5	3.4
Net Cash used in Investing Activities	(191.7)	(238.0)	(144.1)	106.2

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	0.0	2.6	0.0	24.4
Repayment of loans	(0.3)	(59.4)	(31.6)	(46.3)
Dividends paid to Company's owners	(1.2)	(0.8)	(86.5)	(366.9)
Net Cash provided by/(used in) Financing Activities	(1.5)	(57.6)	(118.1)	(388.8)

Net Increase/(Decrease) in Cash and Cash Equivalents	9.7	(120.5)	38.0	13.6
Cash and Cash equivalents at beginning of period	868.8	878.5	761.1	1,624.2
Net foreign exchange differences	0.0	3.1	(4.2)	(1.7)
Cash and Cash Equivalents at end of period	878.5	761.1	794.9	1,636.1

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q3’10	Q3’09	%Change	9M’10	9M’09	%Change
Domestic Telephony:
Basic monthly rentals	184.7	207.3	-10.9%	573.2	640.4	-10.5%
Local and long distance calls
-Fixed to fixed	98.2	109.2	-10.1%	306.7	340.6	-10.0%
-Fixed to mobile	42.7	63.7	-33.0%	131.7	191.4	-31.2%
	140.9	172.9	-18.5%	438.4	532.0	-17.6%
Other	17.1	15.7	+8.9%	53.2	47.2	+12.7%
Total Domestic Telephony	342.7	395.9	-13.4%	1,064.8	1,219.6	-12.7%

International Telephony:
International traffic	17.0	21.3	-20.2%	52.8	62.4	-15.4%
Payments from mobile operators	11.8	15.3	-22.9%	30.9	40.6	-23.9%
	28.8	36.6	-21.3%	83.7	103.0	-18.7%
Payments from International operators	21.3	34.7	-38.6%	70.1	87.2	-19.6%
Total International Telephony	50.1	71.3	-29.7%	153.8	190.2	-19.1%

Mobile Telephony	567.1	620.0	-8.5%	1,683.2	1,798.7	-6.4%

Other Revenues:
Prepaid cards	6.5	10.6	-38.7%	18.5	28.6	-35.3%
Leased lines and data communications	77.5	77.4	+0.1%	223.8	241.8	-7.4%
ISDN, connection & monthly charges	32.4	35.3	-8.2%	99.2	107.4	-7.6%
Sales of telecommunication equipment	112.6	114.8	-1.9%	301.4	320.2	-5.9%
Internet services-ADSL	79.3	74.9	+5.9%	233.9	221.3	+5.7%
Metroethernet & IP CORE	10.6	8.3	+27.7%	31.4	21.6	+45.4%
Services rendered	23.5	27.2	-13.6%	88.3	70.1	+26.0%
Collocation & LLU's	44.7	29.8	+50.0%	126.4	88.5	+42.8%
Interconnection charges	19.6	21.2	-7.5%	61.4	66.3	-7.4%
Miscellaneous	26.1	23.6	+10.6%	66.3	66.2	+0.2%
Total Other Revenues	432.8	423.1	+2.3%	1,250.6	1,232.0	+1.5%

Total Revenues	1,392.7	1,510.3	-7.8%	4,152.4	4,440.5	-6.5%

EXHIBIT V – SEGMENT REPORTING (9M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	790.8		255.1	12.0	1,057.9
International Telephony	114.7		69.8	2.0	186.5
Mobile Telephony	0.0	1,807.1	0.0	0.0	1,807.1
Other	742.6	313.3	221.9	322.7	1,600.5
Total Revenues	1,648.1	2,120.4	546.8	336.7	4,652.0	(499.6)	4,152.4

Intersegment Revenues	(151.9)	(127.8)	(15.9)	(204.0)	(499.6)

Revenue from External Customers	1,496.2	1,992.6	530.9	132.7	4,152.4		4,152.4

Other income/ (expense), net	15.0	0.0	22.7	1.8	39.5	(4.8)	34.7

Operating Expenses:
Payroll and employee benefits	(552.4)	(184.2)	(120.7)	(48.8)	(906.1)	8.7	(897.4)
Voluntary retirement costs	(9.9)	(2.6)	(23.7)		(36.2)		(36.2)
Payments to international operators	(85.9)	(29.0)	(37.7)	(97.3)	(249.9)	104.5	(145.4)
Payments to domestic telephony operators	(135.8)	(227.1)	(42.0)	(0.1)	(405.0)	92.6	(312.4)
Depreciation and amortization	(280.7)	(369.3)	(144.6)	(34.6)	(829.2)	1.4	(827.8)
Cost of equipment & prepaid cards	(55.4)	(292.8)	(24.9)	(1.8)	(374.9)	46.3	(328.6)
Other operating expenses	(321.5)	(647.7)	(197.7)	(113.3)	(1,280.2)	250.0	(1,030.2)
Total Operating Expenses	(1,441.6)	(1,752.7)	(591.3)	(295.9)	(4,081.5)	503.5	(3,578.0)

Operating Income	221.5	367.7	(21.8)	42.6	610.0	(0.9)	609.1

Pro forma* EBITDA	512.1	739.6	146.5	77.2	1,475.4	(2.3)	1,473.1
as % of Revenues	31.1%	34.9%	26.8%	22.9%	31.7%	0.5%	35.5%

*Excluding impact of Voluntary Retirement Programs

EXHIBIT V – SEGMENT REPORTING (9M 2009**)

9M 2009 ADJUSTED FIGURES
	OTE	Cosmote	RomTel	All Other	Total	A & E	Consolidated
Revenues:
Domestic Telephony	917.1		296.9	14.2	1,228.2
International Telephony	136.8		70.0	2.5	209.3
Mobile Telephony	0.0	1,954.6	0.0	0.0	1,954.6
Other	738.8	306.9	224.1	290.3	1,560.1
Total Revenues	1,792.7	2,261.5	591.0	307.0	4,952.2	(511.7)	4,440.5

Intersegment Revenues	(153.2)	(139.9)	(13.3)	(205.3)	(511.7)

Revenue from External Customers	1,639.5	2,121.6	577.7	101.7	4,440.5		4,440.5

Other income/expense net	1.5	0.0	18.4	1.9	21.8	(1.8)	20.0

Operating Expenses:
Payroll and employee benefits	(566.1)	(190.6)	(120.8)	(49.0)	(926.5)	8.7	(917.8)
Voluntary retirement costs	38.9	0.0	(5.1)	0.0	33.8		33.8
Payments to international operators	(97.6)	(27.5)	(30.8)	(84.1)	(240.0)	103.2	(136.8)
Payments to domestic telephony operators	(170.5)	(279.6)	(50.3)	(0.2)	(500.6)	110.7	(389.9)
Depreciation and amortization	(319.2)	(336.1)	(151.8)	(33.1)	(840.2)	0.0	(840.2)
Cost of equipment & prepaid cards	(64.5)	(282.6)	(27.3)	(0.7)	(375.1)	35.0	(340.1)
Other operating expenses	(351.6)	(656.5)	(173.2)	(97.9)	(1,279.2)	256.7	(1,022.5)
Total Operating Expenses	(1,530.6)	(1,772.9)	(559.3)	(265.0)	(4,127.8)	514.3	(3,613.5)

Operating Income	263.6	488.6	50.1	43.9	846.2	0.8	847.0

Pro forma* EBITDA	543.9	824.7	207.0	77.0	1,652.6	0.8	1,653.4
as % of Revenues	30.3%	36.5%	35.0%	25.1%	33.4%	-0.2%	37.2%

* Excluding impact of Voluntary Retirement Programs

** Adjusted (See Exhibit IX)

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q3’10	Q3’09	% Change	9Μ’10	9Μ’09	% Change
Revenues:
Monthly service fees	207.5	205.2	+1.1%	635.8	611.9	+3.9%
Airtime revenues	216.6	260.9	-17.0%	649.7	745.9	-12.9%
Interconnection revenues	109.1	133.7	-18.4%	323.6	395.2	-18.1%
Roaming revenues	20.5	22.7	-9.9%	36.6	39.4	-7.1%
SMS revenues and other services	57.3	52.2	+9.7%	161.4	162.3	-0.5%
Sales of handsets and accessories	104.3	108.5	-3.8%	290.0	284.9	+1.8%
Commission revenues	-0.1	0.6	-	1.1	2.5	-56.4%
Οther operating revenues	8.2	7.3	+12.7%	22.2	19.4	+14.1%
Total Revenues	723.3	791.1	-8.6%	2,120.4	2,261.5	-6.2%
Revenues from telecommunication services	610.9	674.7	-9.5%	1,807.1	1,954.6	-7.5%

Operating Expenses:
Interconnection	(88.3)	(106.0)	-16.7%	(256.2)	(307.1)	-16.6%
Cost of goods	(98.5)	(103.5)	-4.9%	(287.1)	(280.2)	+2.4%
Payroll	(59.3)	(63.3)	-6.3%	(186.7)	(191.4)	-2.4%
Network operating costs	(53.1)	(52.1)	+1.9%	(164.2)	(161.3)	+1.8%
Distribution & sales	(77.9)	(82.3)	-5.4%	(231.9)	(261.0)	-11.1%
Marketing & Customer care	(40.7)	(45.4)	-10.4%	(133.9)	(139.9)	-4.3%
General & administrative	(21.5)	(21.0)	+2.6%	(77.0)	(71.8)	+7.2%
Provision for doubtful accounts**	(17.1)	(3.9)	+338.1%	(46.4)	(23.8)	+95.0%
Depreciation	(120.8)	(115.8)	+4.4%	(369.3)	(336.3)	+9.8%
Total Operating Expenses	(577.2)	(593.4)	-2.7%	(1,752.7)	(1,772.9)	-1.1%

Operating Income	146.1	197.7	-26.1%	367.7	488.6	-24.7%

EBITDA	266.9	313.6	-14.9%	737.0	824.8	-10.6%
as % of Revenues	36.9%	39.6%	-2.7pp	34.8%	36.5%	-1.7pp
Pro forma* EBITDA	266.9	313.6	-14.9%	739.6	824.8	-10.3%
as % of Revenues	36.9%	39.6%	-2.7pp	34.9%	36.5%	-1.6pp

*Excluding impact of Voluntary Retirement Programs

** In Q3’09 Globul sold €8mn of doubtful receivables, thereby reducing the provisions of the quarter by that amount

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 9, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	30 Sep 10	30 Sep 09	% Change
Fixed Line Operations, Greece
PSTN lines	3,484,309	3,869,552	-10.0%
ISDN, 64kb equiv.(channels)*	1,132,336	1,226,000	-7.6%
Corr.to ISDN connections (BRA&PRA)	491.184	532.906	-7.8%
Total lines (channels)	4,616,645	5,095,552	-9.4%
of which Wholesale line rental	61,098	29,922	104.2%
Total connections	3,975,493	4,402,458	-9.70%
of which Wholesale line rental**	60,744	29,899	103.2%

ADSL subscribers	1,139,214	1,079,918	5.5%
Unbundled local loops	1,316,539	915,021	43.9%
IPTV Subscribers	40,478	9,954	306.7%
Employees	11,143	11,495	-3.10%
* Each ISDN BRA connection consists of 2×64Kbps channels, while each ISDN PRA connection consists of 30×64Kbps channels
** WLR includes BRA connections

Fixed Line Operations, Romania
Fixed Telephony Lines	2,632,436	2,810,475	-6.3%
ADSL subscribers	947,379	764,708	23.9%
TV subscribers (DTH & IPTV)	1,003,182	831,043	20.7%
Employees	9,192	10,206	-9.9%
Mobile Operations
Mobile subscribers, Greece	8,330,455	9,063,761	-8.1%
Mobile subscribers, Albania	2,037,899	1,753,454	16.2%
Mobile subscribers, Bulgaria	3,886,075	3,965,997	-2.0%
Mobile subscribers, Romania	6,738,095	6,599,289	2.1%
Mobile subscribers, Zapp	328,723	-	-
Employees	9,182	8,987	2.2%

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation and amortization and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the year attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q3'10	Q3'09	% Change
Profit for the period attributable to owners of the parent	126.3	165.0	-23.5%
Plus:
Depreciation and amortization	266.1	278.0	-4.3%
Total loss from financial activities (a)	59.3	73.2	-19.0%
Income taxes	46.2	62.1	-25.6%
Non-controlling interests	(2.9)	3.3	-
EBITDA	495.0	581.6	-14.9%
Adjustments:
Cost of early retirement programs	3.4	1.2	183.3%
Pro forma EBITDA	498.4	582.8	-14.5%

EXHIBIT IX –CHANGE IN ACCOUNTING POLICY–RECLASSIFICATIONS

Effective January 1, 2010, OTE changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). OTE believes that fully recognizing actuarial gains and losses when they occur, results in a better presentation of the financial position, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

In addition, interest cost arising from the benefit plans will be classified in finance costs rather than in “provision for staff retirement indemnities and youth account”, as inclusion in finance costs better reflects the nature of that component of pension cost.

The impact of the change in accounting policies on profit after income taxes, shareholders equity, and provisions for pensions in prior years is detailed in OTE IFRS Report, in Note 19. Furthermore, certain reclassifications have been made for presentation purposes. For further details please see notes 11 and 19 of OTE IFRS report.

Endnotes